Lincoln Advisors Trust 150 N. Radnor Chester Road Radnor, PA 19087

VIA email and EDGAR

September 11, 2013

Vincent DiStefano, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

RE:    Lincoln Advisors Trust (the “Trust”)

File Nos.: 811-22583 and 333-175622

Post-Effective Amendment No. 6

Date Filed: June 28, 2013

Dear Mr. DiStefano:

This letter responds to your comments during a telephone conversation on August 13, 2013 regarding the above-referenced filing made on behalf of the Presidential® Managed Risk Moderate Fund (the “Fund”).

Comment 1.     Under the section “Fees and Expenses” on page 1 the Staff notes that although there is no deferred sales charge on Class A shares, page 11 states that a contingent deferred sales charge (“CDSC”) may be charged on Class A shares that are sold within 18 months of initial purchase if such purchase exceeded $1 million and the initial sales charge was waived. Please alert investors to the fact that there could be such a CDSC charge imposed.

Response 1:     We have modified the text immediately preceding the fee table to read as follows (noting the bold text in particular):

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of eligible funds. Unless you are eligible for a waiver, if you sell (redeem) your Class C shares during the first year, you will pay a contingent deferred sales charge (CDSC) of 0.50%. More information about these and other discounts, and CDSCs, is available in the “Classes of Fund Shares” section on page 11 of this Prospectus or from your financial advisor.

Comment 2:     Please describe the difference between the Fund’s “Distribution and/or Service (12b-1 fees)” and its “Shareholder Service Fees” identified in the “Annual Fund Operating Expenses” table on page 1.

Response 2:     The Fund’s Distribution and/or Service (12b-1 fees) reflect the payments approved by the Fund’s Board under a Distribution and Service Plan to pay for the sale and distribution of fund shares and related services. Under the Fund’s Distribution and Service Plan, Distribution Fees may be used for any activities or expenses primarily intended to result in the sale of shares, including but not

Mr. Vince DiStefano, Esq.

Securities and Exchange Commission

limited to compensation to, and expenses (including overhead and telephone expenses) of, financial consultants or other employees of the distributor or of participating or introducing brokers who engage in distribution of shares; preparing, printing and delivering prospectuses and reports; providing facilities to answer questions; advertising and preparation, printing and distribution of sales literature; receiving and answering correspondence, including requests for prospectuses and statements of additional information; and education of shareholders or dealers and their representatives. Under the Distribution and Service Plan, a Service Fee may be used by the distributor or others to pay for personal services rendered to shareholders and/or maintenance of shareholder accounts (but will generally not be spent on record keeping charges, accounting expenses, transfer agency costs, or custodian fees). Such expenditures may include, but are not limited to, compensating financial intermediaries for shareholder liaison services they provide, such as responding to customer inquiries and providing information on their investments.

The Fund’s Board has also approved a Shareholder Servicing Plan, under which the Fund may pay for any activities relating to shareholder account administrative and servicing functions, including without limitation making payments to agents for answering inquiries regarding account status and history; assisting in designating and changing account options, designations and addresses; providing necessary personnel and facilities to establish and maintain shareholder accounts and records; assisting in processing purchase and redemption transactions; arranging for the wiring of funds; transmitting and receiving funds in connection with orders to purchase or redeem shares; verifying and guaranteeing signatures in connection with redemption orders, transfers among and changes in designated accounts; providing periodic statements; furnishing monthly and annual statements and confirmations; and transmitting proxy statements, annual reports, prospectuses and other communications.

Comment 3:     In the table on page 1 under “Annual Fund Operating Expenses” consider moving the “Shareholder Service Fee” line item under “Other Expenses.”

Response 3:     We have moved “Shareholder Service Fee” as a line item under “Other Expenses.”

Comment 4:     Regarding the table on page 1 under “Annual Fund Operating Expenses” please explain whether the Fund’s adviser has the ability to recoup waived expenses and, if so, when that recoupment time frame terminates.

Response 4:     The adviser does not have the ability to recoup fees that have been waived pursuant to the fee waiver agreement approved by the Fund’s Board and the adviser.

Comment 5:     Consider a clarification in the narrative to the “Expense Example” explaining that the Fund’s expense limitation impacts only the numbers reflected in the first year’s column.

Response 5:     We have modified the narrative text as follows:

The figures reflect the expense limitation for only the first year.

Comment 6:     In the section “Principal Investment Strategies” on page 2 please clarify whether all underlying funds will be index funds.

Mr. Vince DiStefano, Esq.

Securities and Exchange Commission

Response 6:     The Fund’s prospectus has been amended to clarify that the underlying funds are primarily index funds but may also be actively managed and now states: “At least 80% of the Fund’s assets will be invested in underlying funds. The Fund will invest primarily in underlying funds that employ a passive investment style, i.e., index funds, although it also may invest in actively managed underlying funds.”

Comment 7:     Please consider revising the description to clarify which portion of the Fund’s investment in underlying funds is invested in stock funds versus bond funds.

Response 7:     We have modified the text to clarify which portion of the Fund’s assets are engaged in the underlying fund strategy and which portion is engaged in the protection sub-strategy. No specific percentage of the Fund must be deployed to stock versus bond underlying funds.

Comment 8:     Please describe what is meant by an “actively managed risk management overlay” and explain why this is considered a “sub-strategy” of the Fund rather than a principal strategy.

Response 8:     We revised the Fund’s disclosure to include headings that identify both the Fund’s “Underlying Fund Allocation Strategy” and its “Protection Sub-Strategy.” We believe that the term “sub-strategy” is an appropriate moniker for the volatility protection that the Fund employs since only up to 20% (but typically less than 10%) of the Fund’s assets will be invested in the Fund’s protection sub-strategy. The protection sub-strategy invests only in exchange-traded futures in an effort to reduce the volatility of the Fund’s primary investment strategy. Thus, the Fund’s protection sub-strategy is not the Fund’s primary strategy, which is the investment in the underlying index funds. We believe this terminology is consistent with the use of such strategy by other industry participants that run such managed risk strategies.

Comment 9:     Please explain how the Fund will create short positions.

Response 9:     The Fund will open short positions by selling exchange-traded futures contracts on equity indices of domestic and foreign markets, through the use of prime brokers.

Comment 10:     In the section “Principal Investment Strategies” on page 2, the Fund states that it “does not anticipate making frequent changes in the asset allocation strategy and will not attempt to time the market.” Please confirm that this statement is consistent with the Fund’s portfolio turnover and the frequency of changes in investments.

Response 10:     This statement is consistent with the Fund’s portfolio turnover and the frequency of changes in investments.

Comment 11:     Please describe the Fund’s asset allocation strategy, including whether the Fund has an investment “style” and how the Fund determines whether to change its asset allocation away from different styles.

Response 11:     The Fund’s asset allocation investment strategy is to invest generally over 80% of the Fund’s assets in underlying exchange-traded index funds. As noted in the Prospectus, the Fund’s largest allocation will be to underlying funds that primarily invest in domestic and foreign equity

Mr. Vince DiStefano, Esq.

Securities and Exchange Commission

securities including large-, medium- and small-cap equities with both growth and value equity securities. The foreign equity securities held by the underlying funds will be from issuers in both developed and emerging markets. A smaller allocation will be made to underlying funds that primarily invest in domestic and global fixed-income securities, including mortgage-backed and inflation-indexed bonds.

As described further in the Prospectus, on at least an annual basis, the adviser will reassess and may make revisions in the Fund’s asset allocation strategy consistent with the Fund’s investment strategy and objective, including revising the weightings among the investments described above and adding or removing underlying funds from the asset allocation strategy. The adviser will also periodically rebalance the weightings in the underlying funds to the current allocation strategy.

The adviser makes the asset allocation determinations consistent with the adviser’s determination as to how best to achieve the Fund’s investment objective and in accordance with the adviser’s own analytic processes.

Comment 12:     Please clarify whether the Fund’s Composite index is subject to change and explain the use of the term “unmanaged.”

Response 12:     The Fund’s Managed Risk Composite Index is subject to change, although the Fund and the adviser do not currently contemplate any such changes. To avoid potential confusion, we have removed the word “unmanaged” when referring to the Managed Risk Composite.

Comment 13:     In the section “Principal Investment Strategies” on page 3 please consider using a different term than “diversified” when discussing that the Fund owns a diversified mix of securities since the Staff considers “diversified” to be a term of art.

Response 13:     We have revised the sentence to clarify that “through its investment in the underlying funds, the Fund has exposure to a broad mix of equity securities (stocks) and fixed income securities (bonds).”

Comment 14:     In the section “Principal Risks” on page 3 please explain that there are acquired fund fees and expenses.

Response 14:     Information about the costs of acquired fund fees and expenses is located in the Fund’s fee table on page 2, in accordance with the requirements of Item 3 of Form N-1A.

Comment 15.     In the section “Principal Risks” on page 3 please include any necessary details about an underlying fund’s use of derivatives to the extent that such use represents the Fund’s principal investment strategy. As appropriate, each Fund should include disclosure that describes its derivatives-related strategies and risks. The Staff hereby references the Letter to the Investment Company Institute from Barry D. Miller, Associate Director of the Securities and Exchange Commission Office of Legal and Disclosure (July 30, 2010). Please clarify whether the Fund itself will directly invest in the specific types of instruments listed under the “Derivatives Risk” description. If the Fund invests in total return swaps please confirm the Fund will comply with SEC Release NO. 10666.

Mr. Vince DiStefano, Esq.

Securities and Exchange Commission

Response 15:     As part of its protection sub-strategy, the Fund directly invests only in exchange-traded futures, and does not directly purchase total return swaps.

In addition to futures risk and hedging risk disclosure, the Fund has included additional disclosure regarding derivatives-related risks because the underlying funds in which the Fund invests may themselves have exposure to those additional types of derivatives. The Fund’s disclosure states: “Because the Fund invests its assets in shares of underlying funds, the Fund is exposed to the same investments as those made by the underlying funds. By investing in the Fund, therefore, you indirectly assume the same types of risks as investing directly in the underlying funds.” To the extent that an underlying fund may use derivatives, we believe it remains prudent to include a general description of what derivatives are, and their attendant risks.

Comment 16:     In the section “Fund Performance” on page 4, pursuant to Item 4(b)(2)(1) please include a statement reflecting that the information provided illustrates the variability of the Fund’s returns and shows changes in the Fund’s performance from year to year.

Response 16:     Since this is a new Fund, no performance information is presented. We believe that any statement indicating that performance information presented shows variability would at this point be both premature and potentially confusing to shareholders. Accordingly, once the Fund has actual data to include in its Prospectus, we will include the requested narrative.

Comment 17:     In the section “Purchase and Sale of Fund Shares” on page 5, consider disclosing if the Fund has a minimum subsequent investment amount.

Response 17:     The Fund does not have a minimum subsequent investment amount.

Comment 18:     In the section “Tax Information” on page 5, consider adding text explaining that withdrawals from a 401K plan may be taxable.

Response 18:     In the “Purchase and Sale of Fund Shares” section beginning on page 16, the Fund’s Prospectus states that shareholders may have to pay taxes on the sale or exchange of Fund shares. In addition in “Tax Considerations” on page 19, the Prospectus states:

“Sale or redemption of Fund shares. A sale or redemption of Fund shares is a taxable event and, accordingly, a capital gain or loss may be recognized. For tax purposes, an exchange of your Fund shares for shares of a different fund is the same as a sale.

State and local taxes. Fund distributions and gains from the sale or exchange of your Fund shares generally are subject to state and local taxes.”

We believe this disclosure sufficiently alerts shareholders to the potential tax considerations attendant to investment in the Fund.

Comment 19:     In the section “Investment Objective and Principal Investment Strategies” on page 5 consider including language informing shareholders that they will be given prior notice should the

Mr. Vince DiStefano, Esq.

Securities and Exchange Commission

Fund determine to change its policy to invest 80% or more of its assets in underlying funds, including exchange traded funds.

Response 19:     The Fund will provide 60 days’ prior notice to shareholders of any change to the Fund’s 80% investment policy. The Fund has added the following text:

The Fund’s board of trustees may change the Fund’s investment strategies or policies in the interest of shareholders without a shareholder vote, unless those strategies or policies are designated as fundamental. The Fund may change its 80% policy of investing in underlying funds, including exchange-traded funds, only upon 60 days’ notice to shareholders.

Comment 20:     In the section “Investment Objective and Principal Investment Strategies” on page 7 please explain whether the paragraph stating that the Fund’s ability to use a different investment strategy or take temporary defensive positions is a “temporary investment strategy” or is part of the Fund’s principal investment strategy.

Response 20:     The Fund’s disclosure is intended to describe the Fund’s ability to engage in temporary defensive positioning. The text states that the Fund’s ability to do so may be “inconsistent with the Fund’s principal investment strategies” and thus already discloses that this is not a part of the Fund’s principal investment strategy.

Comment 21:     In the section “Principal Risks” beginning on page 7 please confirm whether the Fund is subject to Geographic Concentration Risk.

Response 21:     The Fund is not subject to Geographic Concentration Risk as a principal risk and we have removed that as a primary risk.

Comment 22:     In the section “Portfolio Holdings Disclosure” on page 18, please confirm, consistent with Item 9(d) of Form N-1A whether a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website.

Response 22:     The Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities are not available on the Fund’s website.

Comment 23:     In the section “Fundamental Investment Restrictions” on page 4, please confirm that the Fund does not concentrate in certificate of deposits.

Response 23:     We confirm that the Fund does not concentrate in certificate of deposits and has no intention to concentrate in such instruments.

*     *     *

Tandy Representations:

In regards to the referenced filing, the Fund acknowledges the following:

Mr. Vince DiStefano, Esq.

Securities and Exchange Commission

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and
•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 484-583-8083 with any further questions or comments. Thank you for your assistance.

Very Truly Yours,

/s/ Lisa Matson

Lisa L. B. Matson, Esq.

Senior Counsel

cc:       Jill R. Whitelaw, Esq., Chief Counsel — Funds Management